Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 1, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2017, as supplemented by supplement no. 1 dated April 28, 2017, supplement no. 2 dated April 28, 2017, supplement no. 3 dated May 12, 2017, supplement no. 4 dated June 27, 2017, supplement no. 5 dated July 10, 2017 and supplement no. 6 dated August 11, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 157,166 rentable square feet in Chicago, Illinois.
Probable Real Estate Investment
On August 29, 2017, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a seven-story Class A office building containing 157,166 rentable square feet located on approximately 0.5 acres of land in Chicago, Illinois (“213 W. Institute Place”). The seller is not affiliated with us or our advisor. The contractual purchase price of 213 W. Institute Place is approximately $43.5 million plus closing costs. We intend to fund the purchase of 213 W. Institute Place with proceeds from our terminated private offering, our terminated primary public offering and proceeds from an existing term loan from an unaffiliated lender. We are currently renegotiating the terms of the term loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of August 30, 2017, we had made a deposit of $1.5 million and, in some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.5 million of earnest money.
213 W. Institute Place was built in 1908 and renovated in 2017. As of August 1, 2017, 213 W. Institute Place was approximately 91% leased to 38 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of 213 W. Institute Place is approximately $2.8 million. The current weighted-average remaining lease term for the tenants is approximately 5.0 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $25.41 per square foot.
Currently, there are two tenants that individually occupy more than 10% of the total rentable square feet of the property. Cushing & Co., a printing services company that provides cost-effective printing services to a wide range of clients, occupies 18,962 rentable square feet or approximately 12% of the total property rentable square feet at 213 W. Institute Place. The lease expires on May 31, 2027, with a five-year extension option. Of the 18,962 rentable square feet, 17,794 rentable square feet is currently under rental abatement through December 31, 2017, the remaining life of which is approximately 9.8 years.  The current annualized base rent (net of rental abatements) for the 1,168 rentable square feet is approximately $15,000. The current average rental rate over the remaining lease term is $24.88 per square foot. This tenant represents approximately 0.55% of the current aggregate annual effective base rent (net of rental abatements) of 213 W. Institute Place. Upon expiration of the rental abatement period, this tenant would represent approximately 15.6% of the aggregate annual effective base rent of 213 W. Institute Place. Beercade, a vintage arcade bar that provides nightlife to the surrounding area, occupies 17,379 rentable square feet or approximately 11% of the total property rentable square feet at 213 W. Institute Place. Of the 17,379 rentable square feet, 15,474 rentable square feet expires on September 30, 2024, with two five-year extension options and 1,905 rentable square feet expires on August 31, 2019. The current annualized base rent for this tenant is approximately $0.3 million and the current remaining lease term is approximately 7.2 years. The current average rental rate over the remaining lease term is $19.72 per square foot. This tenant represents approximately 11.4% of the current aggregate annual effective base rent of 213 W. Institute Place. No other tenant occupies more than 10% of all rentable square feet at 213 W. Institute Place.

The average occupancy rate for 213 W. Institute Place for the last five years was as follows:

Year	Average Occupancy Rate
2012	(1)
2013	(1)
2014	(1)
2015	89%
2016	86%
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(1) Information for 2012, 2013 and 2014 is not available because the seller did not own the property during these periods.
The average effective annual rental rate per square foot for each of the last five years for 213 W. Institute Place was:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2012	(2)
2013	(2)
2014	(2)
2015	$19.24
2016	$17.95
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2012, 2013 and 2014 is not available because the seller did not own the property during these periods.
The table below sets forth a schedule of expiring leases for 213 W. Institute Place by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of August 1, 2017.

	No. of Expiring Leases	Annualized Effective Base Rent		% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2017	1	$38,581		1%	1,882	1%
2018	6	249,764		9%	12,339	9%
2019	8	606,680		22%	22,580	16%
2020	5	310,540	(1)	11%	13,771	10%
2021	5	207,385		8%	7,542	5%
2022	5	871,674		31%	33,181	23%
2023	3	39,854		1%	5,347	4%
2024	3	430,576		16%	21,868	15%
2025	—	—		—%	—	—%
2026	1	—	(2)	—%	6,308	4%
2027	1	15,184	(3)	1%	18,962	13%
Thereafter	—	—		—%	—	—%
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(1) As of August 1, 2017, a tenant was under the rental abatement period of its lease, the remaining life of which was 2.9 years. The aggregate annual effective base rent excluding the tenant concessions for this lease was $50,000.
(2) As of August 1, 2017, the tenant was under the rental abatement period of its lease, the remaining life of which was 9.2 years. The aggregate annual effective base rent excluding the tenant concessions for this lease was $0.2 million.
(3) As of August 1, 2017, the tenant was under the rental abatement period of its lease, the remaining life of which was 9.8 years. The aggregate annual effective base rent excluding the tenant concessions for this lease was $0.5 million.
We believe that 213 W. Institute Place is suitable for its intended purpose and will be adequately insured at acquisition. For federal income tax purposes, the cost of 213 W. Institute Place, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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